EXHIBIT 23.5

INDEPENDENT AUDITORS’ CONSENT

We consent to the use in this Registration Statement of OpenTV Corp. on Form S-4 of our report dated April 1, 2002 (May 14, 2002, as to the last paragraph of Note 2; September 23, 2002 as to the effect of the restatement discussed in Note 21) related to ACTV, Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the adoption of Statement of Financial Accounting Standards No. 133 (“SFAS”), “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 137 and 138, effective on January 1, 2001 and that the accompanying consolidated balance sheets and consolidated statements of stockholders’ equity have been restated), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/S/    DELOITTE & TOUCHE LLP

New York, New York

January 31, 2003